UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Solar Senior Capital Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83416M105

(CUSIP Number)

March 2, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 83416M105	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Adams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,250,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,250,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.71%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 83416M105	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Solar Senior Capital Ltd.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

500 Park Avenue New York, NY 10022

Item 2	(b).	Name of Person Filing:

The name of the person filing this Schedule 13G is Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust, a revocable trust, that acquired the securities which are the subject of this Schedule 13G.

Item 2	(b).	Address of Principal Business Office:

88 Old Roxbury Road Roxbury, CT 06783

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

83416M105

CUSIP No. 83416M105	13G	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Stephen Adams (the “Reporting Person”) is the beneficial owner of 1,250,000 shares of the common stock, par value $0.01 per share (the “Common Stock”), of Solar Senior Capital Ltd. (the “Issuer”), which constitutes approximately 14.71% of the Issuer’s outstanding shares of Common Stock, based upon 8,500,100 shares of Common Stock outstanding, as reported in the Issuer’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission on February 14, 2011. The Reporting Person has sole power to vote and dispose of the 1,250,000 shares of Common Stock, and shared power to vote and dispose of 0 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

CUSIP No. 83416M105	13G	Page 5 of 5 Pages

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 11, 2011

STEPHEN ADAMS

By:	/s/ Stephen Adams